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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

March 15, 2013

Re:	Ruby Tuesday, Inc.

Registration Statement on Form S-4

File No. 333-186506

Mr. John Dana Brown

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Brown:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 28, 2013 with respect to the Registration Statement on Form S-4 (the “Registration Statement”) filed by Ruby Tuesday, Inc. (the “Company”) on February 7, 2013. For your convenience, we have reproduced the Staff’s comment preceding each response. In connection herewith, the Company is filing Amendment No. 1 (the “Amendment”) to the Registration Statement to make the revisions to the signature pages reference below, and to file the revised exhibits referenced below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Please find enclosed two copies of the Amendment. The changes reflected in the Amendment include those made in response to the comments of the Staff in the Comment Letter.

General

1.

We note that you are registering the offer to exchange 7 5/8% Senior Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Mr. John Dana Brown	2	March 15, 2013

The Company has included the above-requested letter as an enclosure to this letter (Annex A).

Signatures, page II-22

2.	Please revise the second half of the signature block on page II-26 to have the principal executive officer, the principal financial officer, either the principal accounting officer or the controller, and a majority of the board of directors or persons performing similar functions for the companies listed on that page sign in those indicated capacities. Similarly, please revise the second half of the signature block on pages II-50 through II-58 to have the majority of the board of directors or persons performing similar functions for the companies listed on each page sign in their indicated capacities.

The Company has moved the signature blocks previously from page II-26 to the main Ruby Tuesday, Inc. signature block, on page II-26 of the Amendment, to reflect that Ruby Tuesday, Inc. is signing as sole member or general partner of the companies listed on that page. The Company has revised the signature blocks on pages II-50 through II-58 of the Registration Statement to include signatures from a majority of the board of managers of each such entity. See pages II-49 through II-57 of the Amendment.

Exhibits

3.	Please revise to include a consent of counsel for Saul Ewing LLP. Refer to Exhibit 5.7.

Saul Ewing LLP has revised its opinion to include a consent and re-filed its opinion as Exhibit 5.7 to the Amendment.

Exhibit 5.1

4.	Please have counsel revise to delete the assumptions in the last sentence in the third to the last paragraph of the letter, as it is inappropriate for counsel to make such assumptions.

Davis Polk & Wardwell LLP has revised its opinion to remove this assumption and re-filed its opinion as Exhibit 5.1 to the Amendment.

Exhibits 5.2 and 5.3

5.	Please have counsel revise paragraph (vi) on page 2 of Exhibits 5.2 and 5.3 to remove the assumption regarding factual matters prior to the date of the opinion, as counsel must consider all material facts as of the date of the opinion.

Hunton & Williams LLP has revised its opinions to remove this assumption and re-filed its opinions as Exhibits 5.2 and 5.3 to the Amendment.

6.

Please have counsel revise the second to the last paragraph of Exhibits 5.2 and 5.3 to remove the words “may not be relied upon for any other purpose without prior written consent in each instance” and the second sentence in the paragraph. Counsel may not attempt to limit reliance. Similarly, please have counsel revise Exhibits 5.6 and 5.7 to

Mr. John Dana Brown	3	March 15, 2013

remove the statement in the first sentence in the last paragraph in Exhibit 5.6 that the opinion “may not be disclosed to, quoted from or relied upon for any other purpose without my written consent” and the statement in the first sentence in paragraph 13(f) on page 7 in Exhibit 5.7 that the opinion “may not be used or relied upon for any other purpose,” as it is inappropriate for counsel to attempt to limit reliance.

Each of Hunton & Williams LLP, Scarlett May and Saul Ewing LLP has revised its or her opinion to remove the statements referenced above and re-filed its or her opinion as Exhibits 5.2, 5.3, 5.6 and 5.7, respectively, to the Amendment.

Exhibits 5.4 and 5.5

7.	Please have counsel revise section (b) in the first paragraph on page 3 in Exhibit 5.4 and section (b) in the last paragraph on page 2 in Exhibit 5.5 to remove the assumption regarding compliance with state law, rules or regulations, as counsel must opine regarding Colorado law in Exhibit 5.4 and Kansas law in Exhibit 5.5.

Bryan Cave LLP has revised its opinions to remove this assumption and re-filed its opinions as Exhibits 5.4 and 5.5 to the Amendment.

Exhibit 5.7

Reviewed Documents, page 1

8.	Please have counsel revise to delete the statement in the last paragraph in this section on page 2 that it has not reviewed any document that is referred to or incorporated by reference into the Indenture or the documents listed. Such a limitation on the documents reviewed is not appropriate.

Saul Ewing LLP has revised its opinion to remove this statement and re-filed its opinion as Exhibit 5.7 to the Amendment.

Assumptions, Qualifications and Limitations, page 3

9.	Please have counsel revise to delete paragraphs 1(b), (g) and (h) on pages 3 and 4 as it is inappropriate for counsel to make such assumptions regarding its client.

Saul Ewing LLP has revised its opinion to remove these assumptions and re-filed its opinion as Exhibit 5.7 to the Amendment.

10.	Please have counsel revise paragraph 13(b) on page 7 to remove the limitation of the scope of the opinion to Pennsylvania laws that, “[in] its experience, are normally applicable to transactions of the type contemplated by the Indenture,” as such limitation is inappropriate.

Saul Ewing LLP has revised its opinion to remove this limitation and re-filed its opinion as Exhibit 5.7 to the Amendment.

*        *        *

Mr. John Dana Brown	4	March 15, 2013

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4745 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Richard A. Drucker
Richard A. Drucker

cc:	Scarlett May, Senior Vice President—Chief Legal Officer and Secretary

Annex A

March 15, 2013

Re:	Ruby Tuesday, Inc. (the “Company”)

Registration Statement on Form S-4

Registration No. 333-186506

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) relating to the offer by Ruby Tuesday, Inc. (the “Company”) to exchange (the “Exchange Offer”) up to $238,500,000 of the Company’s new 7 5/8% Senior Notes due 2020 (the “new Notes”) for up to $238,500,000 of the Company’s existing 7 5/8% Senior Notes due 2020 (the “old Notes”), which are guaranteed by certain subsidiary guarantors of the Company as set forth in the Registration Statement, the Company hereby confirms to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) that the Company is registering the Exchange Offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation SEC no-action letter (available May 13, 1988), the Morgan Stanley & Co. SEC no-action letter (available June 5, 1991) and the Shearman & Sterling SEC no-action letter (available July 2, 1993).

The Company represents to the Staff that:

(i) The Company has not entered into any arrangement or understanding with any person to distribute the new Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the new Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the new Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of participating in a distribution of the new Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. and Shearman & Sterling no-action letters and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

150 W Church Avenue - Maryville, Tennessee 37801 - (865) 379-5896 - FAX (865) 379-6826

(ii) The Company will also make each person participating in the Exchange Offer aware that any broker-dealer who holds old Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer so long as the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the new Notes.

(iii) The Company will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives new Notes in exchange for such old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act (as described in the Shearman & Sterling no-action letter) in connection with any resale of such new Notes.

(iv) The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a representation to the effect that by accepting the Exchange Offer, the exchange offeree represents to the Company that it is not engaged in, and does not intend to engage in, a distribution of the new Notes, and that if the exchange offeree is a broker-dealer holding old Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Act in connection with any resale of new Notes received in respect of such old Notes pursuant to the Exchange Offer.

Sincerely,

Ruby Tuesday, Inc.

By:	/s/ Scarlett May
	Name:	Scarlett May
	Title:	Senior Vice President – Chief Legal Officer and Secretary

cc:	Richard A. Drucker

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4745

150 W Church Avenue - Maryville, Tennessee 37801 - (865) 379-5896 - FAX (865) 379-6826